Exhibit 99.1

27 February 2024
Nexxen International Ltd
("Nexxen" or the "Company")

Nexxen to Announce Fourth Quarter 2023 Financial Results on March 6, 2024

Conference call and webcast to be held March 6, 2024, at 9:00 AM ET / 2:00 PM GMT

Nexxen International Ltd. (AIM/NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, unified advertising technology platform with deep expertise in video and Connected TV ("CTV"), will release its financial results for the fourth quarter and twelve months ended December 31, 2023 before the U.S. market opens on Wednesday, March 6, 2024.

The Company will host a webcast and conference call at 6:00 AM PT / 9:00 AM ET / 2:00 PM GMT on the same date to discuss its financial results and outlook.

Webcast and Conference Call Details

•	Nexxen International Fourth Quarter and Twelve Months Ended December 31, 2023 Earnings Webcast and Conference Call
•	March 6, 2024, at 6:00 AM PT / 9:00 AM ET / 2:00 PM GMT
•	Webcast Link: https://edge.media-server.com/mmc/p/93my32xz
•	Participant Dial-In Numbers:
o	U.S. / Canada Participant Toll-Free Dial-In Number: (888) 596-4144
o	U.K. Participant Toll-Free Dial-In Number: +44 800 260 6470
o	International Participant Toll-Free Dial-In Number: (646) 968-2525
o	Conference ID: 5462475

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be. For more information, visit nexxen.com.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN).

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob / Aisling Fitzgerald
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500